FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Material Event

Relevant Event

Prisma Medios de Pago S.A.

Buenos Aires, April 19 2021

Securities and Exchange Commission

RELEVANT EVENT

We hereby inform that the Central Bank of the Republic of Argentina ("BCRA") requested Banco BBVA Argentina S.A. (the "Bank"), after the issuance of its financial statements ended 12.31.2020, to adjust the fair value recognized on the shareholding in Prisma Medios de Pago S.A., which is registered under the item Equity Investments of the Bank’s financial statements at 12.31.2020. It should be noted that the valuation of this participation was determined by the Bank following the guidelines established by the applicable rules and considering a valuation report as of 12.31.20 issued by independent experts.

In this sense, the adjustment required in accordance with the criterion of the BCRA, which represents a decrease of 0.96% of the Bank’s equity and 5.89% on its total comprehensive income for the year 2020, shall be recorded and published by the Bank in the statement of changes in Assets of the financial statements at 03.31.2021; and adequately explained in its respective notes and exhibits. The adjustment required by the BCRA does not significantly affect the solvency or liquidity of the Bank.

BANCO BBVA ARGENTINA S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: April 19th, 2021	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer